Exhibit 21.01

GLU MOBILE INC.

Subsidiaries as of March 14, 2012

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Beijing Qinwang Technology Co. Ltd.	People’s Republic Of China
Beijing Zhangzhong MIG Information Technology Co. Ltd.	People’s Republic Of China
Blammo Games Inc.	Ontario, Canada
Glu Games Inc.	Delaware
Glu Mobile Brasil Ltda	Brazil
Glu Mobile GmbH	Germany
Glu Mobile Limited	Hong Kong
Glu Mobile Limited	United Kingdom
Glu Mobile LLC	Delaware
Glu Mobile (Russia) Ltd.	United Kingdom
Glu Mobile SARL	France
Glu Mobile SRL	Italy
Glu Mobile S.L.	Spain
Glu Mobile Technology (Beijing) Co. Ltd.	People’s Republic Of China
Griptonite, Inc.	Washington
Maverick Mobile Entertainment (Beijing) Limited	People’s Republic Of China

We have omitted certain subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2011.